

Brian Leung · 2nd

Co-Founder and CEO at Hideout

Los Angeles, California, United States · 500+ connections ·

Contact info

 **Hideout**

 **University of California, Los Angeles**

Experience

Co-Founder, CEO
Hideout · Full-time
Oct 2019 – Present · 1 yr 6 mos
Los Angeles, California, United States

Cofounder, CEO
Blue Shell Games
Jun 2010 – Sep 2016 · 6 yrs 4 mos

 **Product Manager**
Slide
Feb 2008 – Apr 2010 · 2 yrs 3 mos

- PM of SuperPocus from 7/09 - present
- PM of FunSpace from 2/08 - 7/09

 **Analyst**
Accenture

Mar 2006 – Feb 2008 · 2 yrs

Education



University of California, Los Angeles
CS-E, Computer Science and Engineering
2001 – 2005

Skills & endorsements

Mobile Applications · 29

 Endorsed by **Steven Foley, who is highly skilled at this**

 Endorsed by **5 of Brian's colleagues at Slide**

Mobile Devices · 28

 Endorsed by **Jeffrey Anderson and 1 other who is highly skilled at this**

 Endorsed by **3 of Brian's colleagues at Slide**

Mobile Games · 24

 Endorsed by **Jeffrey Anderson, who is highly skilled at this**

Show more ⌄

Recommendations

Received (2)   Given (2)



Jared Fliesler
COO at Scribd
July 15, 2010, Jared was senior to Brian but didn't manage directly

Brian is an extremely hard worker and great at pushing his team to deliver. Even when pushing his hardest however, Brian maintains a laid-back demeanor and almost always has a smile on his face. I worked with Brian directly to build out the FunSpace media business and later watched him co... **See more**



Adora Cheung
Partner @ Y Combinator

Brian is one of the best product guys I've worked with. He brings great ideas to the table, knows how to use data to his advantage

June 16, 2010, Adora worked
with Brian in different groups

and has an incredible work ethic. If I were hiring someone to run
a product, Brian would be one of the first people I'd call up.

Interests



University of California "UC" Founders
2,372 members



Casual Games
19,526 members



University of California, Los Angeles
746,046 followers

slide

Slide
4,101 followers

Hideout
359 followers